SEC

19011202

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
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| SEC FILE NUMBER |
|---|
| 8-20392 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2018 (MM/DD/YY) AND ENDING 09/30/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WORLD FIRST FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 FIFTH AVENUE, SUITE 313
(No. and Street)

| NEW YORK | NEW YORK | 10001 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES C. DES LONDE 212-584-4139

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO, LLC

(Name – *if individual, state last, first, middle name*)

| 293 EISENHOWER PARKWAY | LIVINGSTON | NEW JERSEY | 07039 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

Securities and Exchange Commission
Trading and Markets

NOV 29 2019

RECEIVED

Mail Processing
Section

NOV 29 2019

Washington DC
406

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

mkh

# OATH OR AFFIRMATION

I, JAMES C. DES LONDE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WORLD FIRST FINANCIAL SERVICES, INC., as of SEPTEMBER 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida County of Sarasota
Subscribed and sworn before me on 11/27/19 (Date)
(Notary Signature)

Notary Public

Signature

President . CEO
Title

Debra A. Rice
State of Florida
My Commission Expires 10/31/2022
Commission No. GG 273274

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# World First Financial Services, Inc.

246 Fifth Avenue, Suite 313, New York, New York 10001


November 26, 2019

Principal Office of the
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Broker Dealer Financial Filing

Re: Financial Statement Filing - Fiscal Year End 2019
SEC # 8-20392 FINRA# 1612

Dear Sir:

Enclosed herewith are the Audited Financial Statements for World First Financial Services, Inc. for fiscal year end September 30, 2019.

If you have any questions pertaining to this filing, kindly contact me at your earliest convenience. Thank you.

Sincerely,

James C. Des Londe
President-CEO

JCD:pc

# WORLD FIRST FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

SEPTEMBER 30, 2019

# WORLD FIRST FINANCIAL SERVICES, INC

SEPTEMBER 30, 2019

CONTENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
World First Financial Services, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of World First Financial Services, Inc. (the "Company") as of September 30, 2019, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended September 30, 2019, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as World First Financial Services, Inc.'s auditor since 2010.

Livingston, New Jersey
November 25, 2019

# WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
September 30, 2019

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 475,552 |
| Securities Owned - trading | | 1,474,484 |
| Secured demand notes | | 500,000 |
| Certificates of Deposit | | 100,792 |
| Commission Receivable | | 92,938 |
| Accrued interest receivable | | 2,070 |
| Prepaid Expenses | | 2,895 |
| Other Current Assets | | 8,945 |
| Total Assets | $ | 2,657,676 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| LIABILITIES: | | |
| Due to clearing broker | $ | 1,575,276 |
| Accounts payable and other accrued expenses | | 498,306 |
| Total Liabilities | | 2,073,582 |
| COMMITMENTS AND CONTINGENCIES: | | |
| Subordinated borrowings | | 500,000 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock - no par value; 1,000 shares authorized and issued, 990 outstanding | | 7,787 |
| Additional paid-in capital | | 180,216 |
| Accumulated deficit | | (101,409) |
| | | 86,594 |
| Less: Treasury stock 10 shares, at cost | | (2,500) |
| Total Stockholders' Equity | | 84,094 |
| Total Liabilities and Stockholders' Equity | $ | 2,657,676 |

# WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
Year Ended September 30, 2019

| | | |
|---|---|---|
| REVENUE: | | |
| Trading profit | $ | 538,637 |
| Commissions | | 553,357 |
| Interest and ancillary charges | | 687,934 |
| Total Revenue | | 1,779,928 |
| OPERATING EXPENSES | | 1,705,363 |
| OTHER EXPENSE: | | |
| Interest expense | | 35,924 |
| | | 35,924 |
| INCOME BEFORE PROVISION FOR INCOME TAXES | | 38,641 |
| PROVISION FOR INCOME TAXES | | 17,458 |
| NET INCOME | $ | 21,183 |

**WORLD FIRST FINANCIAL SERVICES, INC.**
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended September 30, 2019

| | Total Equity | Common Shares | Common Stock | Paid in Capital | Accumulated Deficit | Treasury Stock |
|---|---|---|---|---|---|---|
| Balance, Beginning of year | $ 62,911 | 990 | $ 7,787 | $ 180,216 | $ (122,592) | $ (2,500) |
| Net income | 21,183 | - | - | - | 21,183 | - |
| Balance, End of year | $ 84,094 | 990 | $ 7,787 | $ 180,216 | $ (101,409) | $ (2,500) |

# WORLD FIRST FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
Year Ended September 30, 2019

| | |
|---|---|
| CASH FLOWS PROVIDED BY (USED FOR): | |
| OPERATING ACTIVITIES: | |
| Net income | $ 21,183 |
| Changes in operating assets and liabilities: | |
| Securities owned | 302,219 |
| Certificates of Deposit | (100,792) |
| Commission receivable | (64,412) |
| Accrued interest receivable | (256) |
| Other Assets | 13,144 |
| Prepaid expenses | 18,382 |
| Due to clearing broker | (201,427) |
| Accounts payable and other accrued expenses | 101,433 |
| Net Cash Used for Operating Activities | 89,474 |
| Financing Activities: | |
| Secured Demand Note | (250,000) |
| Subordinated borrowings | 250,000 |
| Secured Demand Note | 250,000 |
| Subordinated borrowings | (250,000) |
| New Cash used for Financing Activities | - |
| Net Increase in Cash | 89,474 |
| CASH: | |
| Beginning of year | 386,078 |
| End of year | $ 475,552 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:

| | |
|---|---|
| Cash paid for: | |
| Taxes | $ 26,846 |
| Interest | $ 38,258 |

## NOTE 1 - ORGANIZATION:

***Organization:***
World First Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and Municipal Securities Rulemaking Board (MSRB).

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

***Basis of Accounting:***
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

***Use of Estimates:***
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Securities Owned:***
Securities owned consist primarily of State of California, State of Ohio, State of New York and State of Georgia municipal bonds and CD's issued by Discover Bank. Securities transactions are recorded on the trade date, as if they settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

***Securities Received as Collateral:***
Securities received as collateral consist primarily of municipal bonds and certificates of deposit pledged in assets secured by a demand note.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

***Fair Value Measurements:***
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

**Level 1:** Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

**Level 2:** Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

**Level 3:** Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

***Commissions Receivable:***
The Company's commission's receivable is recorded at amounts billed to customers and is presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining the past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. No allowance is deemed necessary by management.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

***Revenue Recognition:***
On October 1, 2018, the Company adopted ASC 606, Revenue from Contracts with Customers (TOPIC 606), ("ASU 2004-09"), which superseded revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The Company has adopted this standard using the modified retrospective method of adoption. The Company has identified its revenues and costs that are within the scope of the new guidance. The adoption of this standard has had no material effect on how we recognize.

Security transactions are accounted for on the trade date (the date the order to buy or sell is executed) and the net realized gain or loss or the sale of securities is determined by the use of the first-in, first-out (FIFO) method.

Commission income is recorded when earned.

Interest and ancillary charges are recorded when earned on a monthly basis. This revenue is based on the amount of money under management at the third-party broker dealer (Wells Fargo Clearing LLC).

***Income Taxes:***
The Company utilizes accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement basis and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At September 30, 2019, no significant income tax uncertainties have been included in the Company's statement of financial condition. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income tax expense in the statements of income. No interest and penalties are present for periods open.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

***Subsequent Events:***
The Company has evaluated its subsequent events and transactions occurring after September 30, 2019, through November 25, 2019, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events, which would require recognition or disclosure in the financial statements.

## NOTE 3 - SECURITIES OWNED:

At September 30, 2019, marketable securities owned and held in the principal trading account of the Company consisted of State and Municipal Obligations in the amount of $1,474,484.

| | | |
|---|---|---|
| Owned: | State of California | 4.20% |
| | State of Ohio | 53.30% |
| | State of New York | 3.20% |
| | State of Georgia | 39.30% |

## NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

**FAIR VALUE MEASUREMENTS AS OF SEPTEMBER 30, 2019**

| | LEVEL 1 | LEVEL 2 | LEVEL 3 | NETTING ADJ. | TOTAL |
|---|---|---|---|---|---|
| State and Municipal Obligations & CD's Owned | - | $1,474,484 | - | - | $1,474,484 |

## NOTE 5 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Wells Fargo Clearing, LLC (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities Exchange Commission Act.

At September 30, 2019, the amount due to the Clearing Broker was $1,575,276. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges and other costs vary monthly. Clearing charges amounted to $86,074 for the year ended September 30, 2019.

## NOTE 6 - PROVISION FOR INCOME TAXES:

At September 30, 2019, the provision for income taxes was $1,920. Reconciliation between the amount of income tax expense attributable to continuing operations and the amount determined by applying the applicable U.S. statutory income tax rate to pre-tax (loss) income is as follows:

| | |
|---|---|
| **CURRENT:** | |
| Federal | $ 10,149 |
| State/City | 7,309 |
| | $ 17,458 |

The Company has a net operating loss carry forward for $289,429 to offset future Federal taxable income, expiring through September 30, 2028. The Company also has a net operating loss carry forward in the amount of approximately $407,631 available to offset future State of New York and the City of New York taxable income, expiring through December 31, 2028. A valuation allowance has been recorded in the amount of $240,000 due to the limitation of usage as result of change in ownership.

## NOTE 7 - COMMITMENTS:

The Company leased office space from a non-related third party is $3,100 per month. This commitment is on a month to month basis cancellable on 30 days notice.

## NOTE 8 - SUBORDINATED BORROWINGS:

The borrowings under subordination agreements at September 30, 2019 are listed as follows:

Secured demand notes, $125,000 10-E-SDN 1412874 due August 2022, $125,000 10-E-SDN-1412869 due August 2022, $125,000 10-E-SDN-1412537 due July 2021 and $125,000 10-E-SDN-1412520 due July 2021. The demand notes are collateralized by certain assets, which are pledged by individuals. The total fair market value of the assets pledged is $621,091. If the pledged assets fair market value minus any required regulatory deductions decreases below the value of the stated notes, the Company has the right to either require additional pledged assets to bring the value of the total pledged assets from the lender up to an amount that exceeds the $500,000, or lower the amount of the face value of the notes.

The subordinated borrowings liability reflects at the face value of the commitment per FINRA requirements and accrues interest at a rate of 7% per annum.

Interest accrued on the loans at September 30, 2019, is $7,285 and is included in accounts payable and accrued expenses. Interest expense amounted to $35,924 for the year ended September 30, 2019.

## NOTE 9 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Pursuant to the net capital provisions of Rule 15c 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2019, the Company had net capital of $457,701 which was $357,701 in excess of its minimum dollar net capital requirement of $100,000.

The Company's original FINRA Focus filing on October 24, 2019 reflected a net capital of $444,328 which was $344,328 in excess of its minimum dollar net capital requirement of $100,000. The Company's amended FINRA Focus filing on October 29, 2019 reflected the aforementioned stated net capital of $457,701 which was $357,701 in excess of its minimum dollar net capital requirement of $100,000.

The Company is not required to furnish the "computation of reserve requirements" under rule 15c3-3 of the Securities Exchange Act of 1934 due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3.

This provision exempts brokers or dealers, who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis, from having to furnish the "computation of reserve requirements".

As of September 30, 2019, the Company was in compliance with all minimum net capital requirements.

## NOTE 10 - CONCENTRATION OF RISK:

At September 30, 2019 and at various times throughout the year the Company maintained balances at financial institutions, which may exceed insured limits.

## NOTE 11 - RELATED PARTIES:

At September 30, 2019, the Company had a relationship with a non-registered third party investment trading company. This investment trading company is an independent company that specifically proprietarily trades the U.S. Equity Markets on a for profit basis. They have no public customer accounts.

At September 30, 2019, the Company owed this trading company $10,000,for services rendered, which is included in accounts payable and other accrued expenses in the statement of financial condition.

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934**

To the Stockholders' and Directors of
World First Financial Services, Inc.

We have audited the financial statements of World First Financial Services, Inc. ("the Company") as of and for the year ended September 30, 2019, and have issued our report thereon dated November 25, 2019, which contains an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), contained on page 15, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the SEC is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
November 25, 2019

WORLD FIRST FINANCIAL SERVICES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITES & EXCHANGE COMMISSION SEPTEMBER 30, 2019

| | |
|---|---|
| NET CAPITAL: | |
| Total Stockholders' Equity qualified for net capital | $84,094 |
| Additions: | |
| Subordinated borrowing allowable in computation of net capital | $500,000 |
| Total Capital and allowable subordinated liabilities | $584,094 |
| Deductions and charges: | |
| Non-allowable assets | ($11,840) |
| Net Capital Before Haircuts on Securities Position | $572,254 |
| Haircuts on securities: | |
| Haircuts on securities owned | ($104,521) |
| Undue concentration haircut | ($10,032) |
| NET CAPITAL | $457,701 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in statements of financial condition: | $498,306 |
| Accounts payable, other accrued expenses, deferred taxes | |
| TOTAL AGGREGATE INDEBTEDNESS | $498,306 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS: | |
| Net capital requirment | $100,000 |
| Excess net capital | $357,701 |
| Excess net capital at 120% | $337,701 |
| Ratio: aggregate indebtedness to net capital | 1.089 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION: | |
| Included in Part IIA of Form X-17A-5 as of September 30, 2017 | |
| Net capital, as reported in Company's | |
| (Unaudited) FOCUS report Part IIA | $457,701 |
| NET CAPITAL PER ABOVE | $457,701 |

Note: The Company's original FOCUS filing on October 24, 2019 reflected a net capital of $444,328 which was $344,328 in excess of its minimum dollar requirement of $100,000. The Company's amended Focus filing of October 29, 2019 reflected the aforementioned stated net capital of $457,701 which was $357,701 in excess of its minimum dollar net capital requirement of $100,000.

SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholders and Directors
of World First Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) World First Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which World First Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) ("exemption provisions") and (2) World First Financial Services, Inc. stated that World First Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. World First Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about World First Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
November 25, 2019

## WORLD FIRST FINANCIAL SERVICES, INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## EXEMPTION REPORT

World First Financial Services, Inc. ("Company") is not required to furnish this schedule. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 k(2)(ii). All customer transactions have been cleared through another broker-dealer (Wells Fargo Clearing LLC) on a fully disclosed basis for the entire fiscal year ending September 30, 2019.

The Company asserts that they have met the identified exemption provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

I, James C. Des Londe, affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

James C. Des Londe
President-CEO

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